The Flowr Corporation Completes Private Placement
for Approximately C$13.5 Million
Announces First Quarter 2019 Conference Call and Webcast

Toronto, Ontario — May 10, 2019 — The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF) (“Flowr” or the “Company”), a Canadian Licensed Producer and global leader in premium cannabis R&D, innovation, and cultivation, is pleased to announce that, further to its news release dated April 29, 2019, it has completed a non-brokered private placement of 2,165,547 common shares at a price of C$6.25 per common share for aggregate gross proceeds of approximately C$13.5 million (the “Private Placement”).

All securities issued under the Private Placement are subject to the customary four-month hold period and may not be traded before September 11, 2019. In addition, common shares issued to subscribers in the United States will be subject to a hold period under the U.S. Securities Act of 1933, as amended (the "1933 Act") and can only be resold in strict compliance with the applicable exemptions from the registration requirements of the 1933 Act.

Flowr insiders subscribed for a total of approximately C$3.6 million or 578,618 common shares.

The net proceeds from the Private Placement will be used for general working capital purposes and administration expenditures, including for the funding of construction of certain operations of Holigen Holdings Limited.

The Private Placement remains subject to the final acceptance of the TSX Venture Exchange. Flowr intends to file a material change report with respect to the private placement within 10 days of the closing.

The common shares have not been and will not be registered under 1933 Act, or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or an applicable exemption from the registration requirements of the 1933 Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In addition, Flowr also announced today that the Board has approved the granting of an aggregate of 60,000 incentive stock options (the “Options”) to certain directors of the Company. The Options are exercisable at a price of C$5.70 per share for a period of five years. The Options will vest as to thirty-three and one-third percent (331/3%) on each anniversary of the date of the appointment to the Board of the applicable director.

Release of First Quarter 2019 Results

Flowr also announced today that it will release its first quarter 2019 results before the opening of the financial markets on Friday, May 17, 2019. The Company will also host a conference call and webcast to review these results at 8:30 a.m. Eastern Time. A question-and-answer session will follow.

Toll Free: 1-877-705-6003
Toll/International: 1-201-493-6725
Webcast: flowr.ca/investors

A telephonic replay of the call will be available later that same day beginning at 11:30 a.m. Eastern Time through midnight on Friday, May 31, 2019. To listen to the archived call, dial Toll Free 1-844-512-2921 or Toll/International 1-412-317-6671 and enter replay pin number 13690749, or access the webcast replay via Flowr’s website.

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: statements with respect to the release date of Flowr's financial results, the Private Placement, including the receipt of final approval from the TSX Venture Exchange, Flowr’s intention to file a material change report, the use of proceeds from the Private Placement, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and address specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks associated with a delay in releasing Flowr’s financial statements (which could result in a violation of applicable laws), Flowr not receiving TSX Venture Exchange final approval for the Private Placement, which could impact the ability of Flowr to close the Private Placement or require Flowr to amend the terms of the Private Placement, Flowr failing to file a material change report within 10 days of closing, Flowr not using the proceeds of the Private Placement as described herein, or the use of the proceeds not advancing Flowr’s or Holigen’s business, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr’s products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

CONTACT INFORMATION:

MEDIA:
Sean Griffin
Vice President, Communications & Public Relations
(877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:
Thierry Elmaleh
Head of Capital Markets
(877) 356-9726 ext. 1520
thierry@flowr.ca